Exhibit 99.2

Diginex Limited Announces Robust 293% Revenue Growth and

Enhanced Balance Sheet for Six Months Ended September 30, 2025

LONDON, Dec. 9, 2025 (GLOBE NEWSWIRE) – Diginex Limited (“Diginex” or the “Company”) (NASDAQ: DGNX), a recognized provider of Sustainability RegTech solutions, today announced its unaudited financial results for the six months ended September 30, 2025.

Six Months Ended September 30, 2025 Key Highlights:

●	Strategic relationship ramp-up as half-year revenue increases 293% to $2.0 million, compared to $0.5 million in prior-year period, driven primarily by higher subscription and license fees

●	The Company’s M&A drive increases costs contributing to a net operating loss of $6.0 million, compared with $4.2 million in the first half of 2024.

●	Net assets increased to $10.9 million as of September 30, 2025, from $4.6 million at March 31, 2025.

●	The Company evaluated hundreds of different strategic growth/M&A initiatives through new collaboration discussions, business combinations and partnership opportunities that support the expansion of the Company’s sustainability, compliance and risk intelligence ecosystem.

●	The Company maintained a debt-free balance sheet with no interest-bearing borrowings, preserving financial flexibility to fund strategic initiatives and operational growth.

Strategic Highlights Subsequent to September 30, 2025

●	Completed the acquisition of Matter DK ApS in an all-share transaction valued at approximately US$13 million, strengthening the Company’s AI-driven ESG data and analytics capabilities.

●	Received approximately US$13.8 million through the exercise of outstanding warrants, further improving the Company’s capital base and liquidity position to pursue our active M&A push for diversified revenues streams.

●	Launched an AI powered ISSB Disclosure Tool, a solution designed to help organizations rapidly align with the International Sustainability Standards Board (ISSB)S1 and S2 disclosure requirements partly funded by the Hong Kong Monetary Authority (“HKMA”).

Management Commentary

Mark Blick, Chief Executive Officer of Diginex Limited, commented:

“The first half of fiscal 2025 has been transformative for Diginex. We delivered 293% revenue growth, driven by strong organic demand for our ESG reporting and supply chain solutions as well as a landmark licensing agreement. At the same time, we significantly strengthened our financial position through the successful IPO in January, the subsequent warrant exercise, and the completion of the strategic acquisition of Matter DK ApS in October.

We believe these achievements give us a solid foundation to accelerate both organic growth and our planned disciplined M&A strategy. We continue to enhance our AI-powered platforms, most notably with fully automated regulatory gap analysis and advanced data visualization capabilities, while expanding our sales channels to capitalize on rising global demand for transparent, compliant sustainability data. We are excited about the opportunities ahead and remain committed to delivering long-term value to our shareholders.”

Revenues

	For the six months ended September 30,
in USD millions	2025	2024

Subscription and license fees	1.9	0.2
Advisory fees	0.1	0.1
Customization fees	0.0	0.2
Total	2.0	0.5

For the six months ended September 30, 2025, total revenue rose $1.5 million (293%) to $2.0 million from $0.5 million in the prior-year period. The increase was driven primarily by subscription and license fees, which grew from $0.2 million to $1.9 million, including a significant one-time license fee for a white-label version of diginexESG. Advisory fees remained stable at $0.1 million, while customization revenue declined as expected as the Company focused resources on core product development and scaling its SaaS platforms, diginexESG and diginexLUMEN.

General and Administrative Expenses

	For the six months ended September 30,
in USD millions	2025	2024

Employee benefits	3.1	2.2
IT development and maintenance support	0.8	0.9
Audit fees	0.2	0.2
Professional fees	3.0	0.8
Investor Relations	0.2	0.0
Travel and entertainment	0.4	0.1
Share based payments	0.0	0.4
Amortization and depreciation	0.1	0.1
Other	0.3	0.0
	8.1	4.7

General and administrative expenses increased by $3.4 million to $8.1 million for the six months ended September 30, 2025, from $4.7 million in the prior-year period. The rise was largely attributable to a $2.2 million increase in professional fees related to extensive M&A due diligence and legal work. Employee benefit expenses rose by $0.9 million, reflecting continued investment in sales and business development talent. Other notable increases included travel and investor relations costs as the Company expanded its public-market presence following the January 2025 IPO.

Balance Sheet Highlights

Net assets strengthened to $10.9 million as of September 30, 2025, up from $4.6 million as of March 31, 2025. The Company continues to operate with no interest-bearing debt. Subsequent to period-end, the October 23, 2025 warrant exercise that generated $13.8 million in cash through the issuance of 18 million ordinary shares has further bolstered the balance sheet and provided additional flexibility to pursue growth initiatives.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and ISSB (IFRS Sustainability Disclosure Standards.). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact - Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact - US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global

DIGINEX LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE LOSS

For the six months ended September 30, 2025 and 2024 (unaudited)

	Six Months Ended	Six Months Ended
	September 30, 2025	September 30, 2024
	USD	USD
Revenue	2,045,408	520,795
General and administrative expenses	(8,093,038)	(4,717,260)
OPERATING LOSS	(6,047,630)	(4,196,465)
Other income or gains	259,958	3,278,531
Finance cost, net	(7,344)	(243,537)
LOSS BEFORE TAX	(5,795,016)	(1,161,471)
Income tax expense	(10,750)	-
LOSS FOR THE PERIOD	(5,805,766)	(1,161,471)
OTHER COMPREHENSIVE (LOSS) INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange (loss) gain on translation of foreign operations	(2,259)	4,411
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(5,808,025)	(1,157,060)

LOSS PER SHARE ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	(0.03)	(0.01)

Diluted loss per share	(0.03)	(0.04)

DIGINEX LIMITED

UNAUDITED Interim condensed CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At September 30, 2025 and March 31, 2025

	September 30, 2025	March 31, 2025
	USD	USD
	(Unaudited)
ASSETS
Right-of-use assets	222,637	225,672
Rental deposit	59,247	45,463
Total non-current assets	281,884	271,135
Trade receivables, net	2,495,302	1,394,545
Contract assets	-	750
Other receivables, deposit and prepayment	10,073,821	1,066,191
Restricted bank balance	383,400	399,400
Cash and cash equivalents	1,850,673	3,111,141
Total current assets	14,803,196	5,972,027
LIABILITIES
Trade payables	(637,680)	(200,660)
Other payables and accruals	(2,724,912)	(706,874)
Deferred revenues	(611,260)	(505,424)
Due to a related company	-	(34,579)
Lease liabilities, current	(181,091)	(126,808)
Total current liabilities	(4,154,943)	(1,574,345)
Lease liabilities, net of current portion	(48,293)	(110,867)
Total non-current liabilities	(48,293)	(110,867)
Net current assets	10,648,253	4,397,682
Net assets	10,881,844	4,557,950
EQUITY
Share capital	10,098	1,150
Share premium	54,608,823	25,689,436
Capital reserve	5,126,150	5,126,150
Warrant reserve	61,886,200	79,263,200
Exchange reserve	(3,910)	(1,651)
Share option reserve	1,730,804	1,076,345
Accumulated losses	(112,476,321)	(106,596,680)
Total equity	10,881,844	4,557,950

DIGINEX LIMITED

UNAUDITED Interim condensed CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended September 30, 2025 and 2024 (unaudited)

	Six Months Ended	Six Months Ended
	September 30, 2025	September 30, 2024
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before taxation	(5,795,016)	(1,161,471)
Adjustments for:
Amortization - right-of-use assets	90,773	63,036
Impairment losses recognized in respect of trade receivables	17,649	10,018
Other interest income	(211,438)	-
Finance costs	7,344	243,537
Share option awards	589,419	320,533
Share-based payments expenses on anti-dilution issuance of preferred shares	-	369,648
Net fair value loss of convertible loan notes	-	274,000
Net fair value gain of preferred shares	-	(3,539,648)
Operating cash flows before movements in working capital	(5,301,269)	(3,420,347)
Movements in working capital
Trade receivables	(1,118,406)	87,552
Other receivables, deposit and prepayment	(37,188)	(210,466)
Contract assets	750	(18,028)
Trade and other payables	2,468,799	589,091
Deferred revenue	105,836	51,885
Cash used in operations	(3,881,478)	(2,920,313)
Income tax paid	(10,750)	-
Net cash used in operating activities	(3,892,228)	(2,920,313)
CASH FLOWS FROM INVESTING ACTIVITIES
Advance to Resulticks Group Companies Pte Ltd	(8,000,000)	-
Loan to Matter DK ApS	(759,004)	-
Payment to rental deposit	(13,784)	-
Cash used in investing activities	(8,772,788)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of the IPO Warrants (Tranche 1)	11,542,500	-
Proceeds from issuance of ordinary shares	-	50
Loans from immediate holding company	-	2,335,461
Advances from immediate holding company	-	713,719
Repayment to a related company	(34,579)	-
Repayment of lease liabilities	(103,373)	(104,715)
Net cash generated from financing activities	11,404,548	2,944,515
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,260,468)	24,202
Cash and cash equivalents at the beginning of the period	3,111,141	76,620
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,850,673	100,822